May 28, 2010

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:

Ms. Jennifer Monick

Senior Staff Accountant

Re:

Kimco Realty Corporation

Form 10-K for the year ended December 31, 2009

File No. 001-10899

Dear Ms. Monick:

This letter sets forth the response of Kimco Realty Corporation (the “Company”) to the comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by facsimile on May 18, 2010, relating to the Company’s Form 10-K for the year ended December 31, 2009, filed on March 1, 2010. For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Form 10-K for the year ended December 31, 2009

Item 15. Exhibit and Financial Statement Schedules, page 72

1.

We note that exhibits 10.3, 10.4, 10.5, 10.6, 10.17, 10.18 and 10.19 only list and do not include the exhibits and schedules listed in the table of contents for each respective agreement. Because Item 601(b) (10) does not permit the omission of information that is attached to a material contract, please file the complete agreement in an amendment to your 10-K, in Form 8-K, or as an exhibit to your next periodic report. Alternatively, please explain why the information was omitted or why the agreements themselves are no longer material to investors.

Response

None of the exhibits or schedules for each of the above-identified agreements contains any information that is material to investors. Moreover, the agreements filed as exhibits 10.3, 10.4 and 10.5 relate to credit facilities that had been terminated prior to January 1, 2009 and were inadvertently included in the exhibit index to the Form 10-K. As a result, the Company will file a Form 10-K/A for the year ended December 31, 2009 (the “Form 10-K/A”) reflecting a corrected exhibit index in which these agreements are no longer included as material agreements. With respect to the agreements filed as exhibits 10.6, 10.17 and 10.18 (which were in effect during 2009 and remain in effect) and with respect to the agreement filed as exhibit 10.19 (which was in effect during 2009 and was terminated before December 31, 2009), the Company will include in its Form 10-K/A each of these agreements together with all of the related exhibits and schedules that previously were omitted.

2.

We note that you have not included new certifications to accompany your Form 10-K/A as required by Exchange Act Rule 12b-15. Please file an amendment that includes the entire periodic report and new certifications.

Response

In connection with the filing of the Form 10-K/A described in response to comment 1 above, the Company will include the entire periodic report and the certifications required by Exchange Act Rule 12b-15.  The Company will file the Form 10-K/A upon resolution of the Staff’s comments.

2.  Impairments:, pages 94 to 95

3.

We note your disclosures related to the impairment charges you have taken. Please tell us the financial statement line caption where you have included loan impairments of $3.8 million taken during the year ended December 31, 2009. Additionally, tell us how loans that are determined not to be individually impaired are considered in the assessment of an allowance under SAB 6L, subtopics 450-10 and 450-20 of the FASB Accounting Standards Codification and paragraphs 310-10-35-35 and 310-10-35-36 of the FASB Accounting Standards Codification. Finally, explain to us how you considered the referenced guidance in determining whether an allowance was required for probable credit losses inherent in the remaining portion of your loan portfolio that was not identified as individually impaired and show us the proposed disclosure that you will include in future filings for these losses.

Response

Loan impairments of $3.8 million are included in the Company’s Consolidated Statements of Operations under the caption Impairments in the line item Marketable securities and other investments. In future filings, the Company will disclose in the applicable footnote the financial statement line item in which the $3.8 million impairment is included.

Although the Company has provided or acquired loans on a selected basis, this activity is not part of the Company’s primary business of owning and operating neighborhood and community shopping centers. Mortgages in which the Company invests are either first mortgages or junior mortgages. From time to time, the Company provides mortgage financing to retailers with significant real estate assets. As of December 31, 2009, the Company had approximately $131.3 million in Mortgage and other financing receivables of which 30 individual mortgage loans totaling approximately $123.4 million comprised 94% of the total. Of these 30 loans, nine loans represent approximately $86.4 million, and the remaining 21 mortgage loans are individually less than 3% of the total mortgage loan balance. The mortgage loans have varying interest rates and maturity dates and are collateralized by real estate properties in diverse geographical regions within the United States, Canada and Mexico. The real estate properties are predominately retail properties of various sizes and have diverse economic characteristics including tenant mix and various ranges of cash flow. Given the discrete number of loans, the Company evaluates each of its loans on an individual basis to determine if it is probable that the Company is unable to collect all amounts due under the contractual terms of the loan. The Company applies the guidance outlined in the FASB Accounting Standards Codification (“ASC”) 310-10-35 to determine if a loan is impaired.

For loans that are not individually impaired, the Company applies the guidance outlined in ASC 310-10-36: “If a creditor concludes that an individual loan specifically identified for evaluation is not impaired under this Subsection, that loan may be included in the assessment of the allowance for loan losses under Subtopic 450-20, but only if specific characteristics of the loan indicate that it is probable that there would be an incurred loss in a group of loans with those characteristics. Characteristics or risk factors must be specifically identified to support an accrual for losses that have been incurred but that have not yet reached the point where it is probable that amounts will not be collected on a specific individual loan.” ASC 310-10-36 further states: “However, a loss would be recognized only if it is probable that the loss has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. (See boxes D, E, and F in the flowchart in paragraph 310-10-55-1.)”

The Company utilizes the Implementation Guidance flowchart in ASC 310-10-55-1 referenced above to evaluate each of its loans. For loans that are not individual impaired, the Company assesses these loans in accordance with Box D of the flowchart: “Are there specific characteristics of the loan indicating that it is probable that there would be an incurred loss in a group of loans with those characteristics?” In assessing loans for this criteria the Company has determined that, based on the diversified characteristics of its loans, as described above, the Company’s loans have significantly different risk factors.  As a result, the Company concluded that the characteristics of the loans were not sufficiently similar to allow an evaluation of these loans as a group for a possible loan loss allowance within the guidance of ASC 450-20. Based on this determination, the Company applied Box F of the flowchart: “No allowance is recorded under any generally accepted accounting principles.”

In future filings, the Company will modify its disclosure with respect to Mortgages and other financing receivables by providing additional disclosure substantially in the following form:

Footnote 1. Summary of Significant Accounting Policies

Mortgages and Other Financing Receivables

Mortgages and other financing receivables consist of loans acquired and loans originated by the Company. Loan receivables are recorded at stated principal amounts, net of any discount or premium or deferred loan origination costs or fees. The related discounts or premiums on mortgages and other loans purchased are amortized or accreted over the life of the related loan receivable. The Company defers certain loan origination and commitment fees, net of certain origination costs, and amortizes them as an adjustment of the loan’s yield over the term of the related loan. The Company evaluates the collectability of both interest and principal on each loan to determine whether it is impaired. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due under the existing contractual terms. When a loan is considered to be impaired, the amount of loss is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the loan’s effective interest rate or to the value of the underlying collateral if the loan is collateralized. Interest income on performing loans is accrued as earned. Interest income on impaired loans is recognized on a cash basis. The Company does not provide for an additional allowance for loan losses based on the grouping of loans as the Company believes the characteristics of the loans are not sufficiently similar to allow an evaluation of these loans as a group for a possible loan loss allowance. As such, all of the Company’s loans are evaluated individually for this purpose.

15.  Noncontrolling Interests:, page 124

4.

Please tell us why you have recorded redeemable non-controlling interests within the mezzanine section of your balance sheet. Please cite the relevant accounting guidance within your response and show us language that you propose to add to your future filings to clarify why this classification is appropriate.

Response

Amounts classified in the mezzanine section of the Company’s consolidated balance sheets as of December 31, 2009 and 2008 represent mandatorily redeemable partnership units issued by consolidated subsidiaries of the Company in connection with certain property acquisitions. These units are redeemable for cash at any time by the holders based upon a stated redemption value or a defined redemption amount based upon the trading price of the Company’s common stock. The Company evaluates the terms of the partnership units issued and determines if the units are mandatorily redeemable in accordance with ASC 480 Distinguishing Liabilities from Equity guidance, specifically ASC 480-10-25-4 related to Mandatorily Redeemable Financial Instruments.

In future filings, the Company will modify its disclosure with respect to this classification by providing additional disclosure substantially in the following form:

Footnote 1. Summary of Significant Accounting Policies:

Noncontrolling Interests

The Company accounts for noncontrolling interests in accordance with the Consolidation guidance and the Distinguishing Liabilities from Equity guidance issued by the FASB. Noncontrolling interests represent the portion of equity that the Company does not own in those entities it consolidates. The Company identifies its noncontrolling interests separately within the equity section on the Company’s Consolidated Balance Sheets. The amounts of consolidated net earnings attributable to the Company and to the noncontrolling interests are presented separately on the Company’s Consolidated Statements of Operations.

Noncontrolling interests also includes amounts related to partnership units issued by consolidated subsidiaries of the Company in connection with certain property acquisitions. These units have a stated redemption value or a defined redemption amount based upon the trading price of the Company’s common stock and provides the unit holders various rates of return during the holding period. The unit holders generally have the right to redeem their units for cash at any time after one year from issuance. For convertible units, the Company typically has the option to settle redemption amounts in cash or common stock.

The Company evaluates the terms of the partnership units issued in accordance with the FASB’s Distinguishing Liabilities from Equity guidance. Units which embody an unconditional obligation requiring the Company to redeem the units for cash at a specified or determinable date (or dates) or upon an event that is certain to occur are determined to be mandatorily redeemable under this guidance and are included as Redeemable noncontrolling interest and classified within the mezzanine section between Total liabilities and Stockholder’s equity on the Company’s Consolidated Balance Sheets. Convertible units for which the Company has the option to settle redemption amounts in cash or Common Stock are included in the caption Noncontrolling interest within the equity section on the Company’s Consolidated Balance Sheets.

Footnote 15.  Noncontrolling Interests:

Noncontrolling interests represent the portion of equity that the Company does not own in those entities it consolidates as a result of having a controlling interest or determined that the Company was the primary beneficiary of a VIE in accordance with the provisions of the FASB’s Consolidation guidance.

The Company accounts and reports for noncontrolling interests in accordance with the Consolidation guidance and the Distinguishing Liabilities from Equity guidance issued by the FASB. The Company identifies its noncontrolling interests separately within the equity section on the Company’s Consolidated Balance Sheets. Units that are determined to be mandatorily redeemable are classified as Redeemable noncontrolling interests and presented in the mezzanine section between Total liabilities and Stockholder’s equity on the Company’s Consolidated Balance Sheets. The amounts of consolidated net income attributable to the Company and to the noncontrolling interests are presented separately on the Company’s Consolidated Statements of Operations.

* * *

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Should you have any questions or require further clarification with regard to our responses, please feel free to contact me directly at (516) 869-7185.

Very truly yours,

/s/ Michael V. Pappagallo

Michael V. Pappagallo

Chief Financial Officer

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